Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

February 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field, Attorney-Advisor

Re:	Monocle Acquisition Corporation
Registration Statement on Form S-1
Filed November 19, 2018, as amended
File No. 333-228470

Dear Mr. Field:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Monocle Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, February 6, 2019, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 90 copies of the Preliminary Prospectus dated February 6, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

As Representative of the several Underwriters

By: /s/ William Follis

Name: William Follis

Title: Managing Director